UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Spark Therapeutics, Inc.

(Name of Issuer)

Common Stock. $0.001 par value

(Title of Class of Securities)

84652J 103

(CUSIP Number)

Steven L. Biener

Deputy General Counsel

The Children’s Hospital of Philadelphia Foundation

34th Street & Civic Center Boulevard, Philadelphia, PA 19104

(267-426-6914)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). The Children’s Hospital of Philadelphia Foundation EIN 23-2237932

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,937,415 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 8,937,415 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,937,415 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.4%

14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Steven Altschuler, MD.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,937,415 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 8,937,415 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,937,415 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.4%

14	Type of Reporting Person (See Instructions) IN

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”) of Spark Therapeutics, Inc. (the “Issuer”) having its principal executive offices at 3737 Market Street, Suite 1300, Philadelphia, PA 19104

Item 2.	Identity and Background.

This statement is being filed by:

(a)        The Children’s Hospital of Philadelphia Foundation (the “Foundation”); and

(b)        Steven Altschuler, MD, the Chief Executive Officer of the Foundation.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k) under the Act.

The address of the principal business office of the Reporting Persons is The Children’s Hospital of Philadelphia Foundation, 34th Street & Civic Center Boulevard, Philadelphia, PA 19104.

The principal business of the Foundation is to manage the endowment and raise charitable contributions to support the tax-exempt activities of The Children’s Hospital of Philadelphia (“CHOP”).  The principal business of Dr. Altschuler is to serve as the Chief Executive Officer of the Foundation and of CHOP.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Foundation is a Pennsylvania nonprofit corporation . Dr. Altschuler is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the IPO, the Issuer sold shares of Common Stock, Series A Stock and Series B Stock to CHOP in a series of private transactions on various dates ranging from October 2013 through May 2014 for an aggregate purchase price consisting of (i) $32.5 million in cash, and (ii) certain technology and license agreements from CHOP that were determined to have a fair market value of $49.4 million.  The working capital of CHOP was the source of the funds for the purchase of its equity securities from the Issuer.  No part of the purchase price of these equity securities was represented by funds or other consideration borrowed or otherwise obtained from third parties for the purpose of acquiring, holding, trading or voting these equity securities.

In August 2014, the Issuer granted a stock option to Dr. Altschuler to purchase 37,203 shares of Common Stock at an exercise price of $3.45 per share. The stock option expires ten years after the date of grant.  Dr. Altschuler holds his option for the benefit of the Foundation, and the underlying option shares are considered to be beneficially owned by Foundation.

In January 2015, CHOP transferred all of its equity holdings in the Issuer to the Foundation as a gift.

On January 29, 2015, the Registration Statement on Form S-l, as amended, filed with the Securities and Exchange Commission by the Issuer (File No. 333-201318) in connection with its initial public offering of Common Stock of the Issuer (the “IPO”) was declared effective.  The closing of the IPO took place on February 4, 2015, and at such closing the Foundation purchased an aggregate of 100,000 shares of Common Stock at the IPO price of $23.00  per share.  In addition, immediately prior to the closing of the IPO, shares of Series A preferred stock (“Series A Stock”) and Series B Preferred Stock (“Series B Stock”) (including shares of preferred stock issued as preferred stock dividends) automatically converted into 3,856,583 shares of Common Stock.

The Foundation beneficially owns a total of 8,937,415 shares of the Issuer’s Common Stock (the “Foundation Shares”), representing 36.4% of the Issuer’s outstanding Common Stock.

Item 4.	Purpose of Transaction.

The Foundation acquired the Foundation Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Foundation and Dr. Altschuler may dispose of or acquire additional shares of the Issuer.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer.  The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.  The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The Foundation may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer. Dr. Altschuler, as the Chairman of the Issuer’s Board of Directors, has regular access to such information and regularly engages in such discussions. In addition, the Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, in connection with the proposal of one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)        Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        Any material change in the present capitalization or dividend policy of the Issuer;

(f)        Any other material change in the Issuer’s business or corporate structure;

(g)        Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)         Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)                       The Foundation is the beneficial owner of 8,937,415 shares of Common Stock, consisting of 8,900,212 shares of common stock, and 37,203 shares of Common Stock purchaseable upon the exercise of a stock option held by Dr. Altschuler, who holds the stock option for the benefit of Foundation. The Foundation’s board of trustees, or a committee designated by the board of trustees, has voting and investment power of their shares. No member of the board of trustees or investment committee may act individually to vote or sell shares of Common Stock held by the Foundation; therefore, no individual board or committee member is deemed to beneficially own, within the meaning of Rule 13d-3, any shares of Common Stock held by the Foundation solely by virtue of the fact that he or she is a member of the board or the investment committee.

Dr. Altschuler, the Chairman of the Issuer’s Board of Directors is Chief Executive Officer of the Foundation, may be deemed to have voting and investment power over the shares held by the Foundation. Dr. Altschuler disclaims beneficial ownership over such shares.

The address of each of Dr. Altschuler and the Foundation is 34th Street & Civic Center Boulevard, Philadelphia, PA 19104.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 23,490,367 shares of Common Stock reported as outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on January 29, 2015, together with the issuance of 1,050,000 additional shares of Common stock upon the exercise of the underwriters’ over-allotment option in the IPO, as reported in the Issuer’s press release dated February 4, 2015.

(b)        Regarding the number of shares as to which such person has:

(i)        sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)       shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)      sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)     shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)        Except as set forth in Item 2 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, equity securities of the Issuer beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts. Arrangements. Undertakings or Relationships with Respect to Securities of the Issuer.

The Foundation and Dr. Altschuler have entered into lock-up agreements with the underwriters of the IPO pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of 180 days from January 29, 2015, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC.

Dr. Altschuler is the Chairman of the Issuer’s Board of Directors and, accordingly, may have the ability to effect and influence control of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2015

THE CHILDREN’S HOSPITAL OF PHILADELPHIA FOUNDATION

By:	/s/ Steven Altschuler, MD
Steven Altschuler, MD
Chief Executive Officer

/s/ Steven Altschuler, MD
Steven Altschuler, MD